Notice-and-Access

The Canadian securities regulators have adopted new rules, effective for meetings held on or after March 1, 2013, which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery of material. This new process provides the option to post meeting related materials including management information circulars, as well as annual financial statements and management’s discussion and analysis on a website in addition to SEDAR. Under notice-and-access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the material can be requested at any time during this period.

Avalon Rare Metals Inc. has elected to utilize notice-and-access and provide you with the following information:

Meeting Date and Time:	Tuesday, February 25, 2014 at 4:30 p.m. (Toronto time)
Meeting Location:	The Toronto Board of Trade – Room A/B/C/D
1 First Canadian Place, Toronto, Ontario

Meeting materials are available electronically at www.sedar.com and also at

http://noticeinsite.equityfinancialtrust.com/AvalonAGM2014/.

If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access, please call 1-855-657-5745. In order to receive a paper copy in time to vote before the meeting, your request should be received by Friday, February 14, 2014.

Please follow the instructions accompanying the Voting Instruction Form you receive with respect to returning it.

Disclosure regarding matters to be voted on may be found in the following Sections of the Information Circular.

1. Election of Directors

2. Appointment of Auditors

3. Approval of Unallocated Options under the Stock Option Plan

You should review the Information Circular before voting.

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VANCOUVER CALGARY TORONTO MONTRÉAL